09040436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 06 2009
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
amended

SEC FILE NUMBER
8- 65927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Wealth Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 Wood Road
(No. and Street)

Braintree (City) MA (State) 02184 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. George T. Clarke 781-849-9200 x245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Green, LLC
(Name – *if individual, state last, first, middle name*)

725 Canton Street (Address) Norwood, (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Clarke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Wealth Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

MICHAEL E. BERKLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 12, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Wealth Advisors, LLC

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1

For the Year Ended December 31, 2008

	Q1.08	Q2.08	Q3.08	Q4.08	Total	*Q4.08 Adjust*	Adjusted Total
Statement of Income (Loss)							
Revenue							
1d. Commissions	$ 4,829	$ 2,740	$ 7,102	$ 11,158	$ 25,829	$ -	$ 25,829
5. Revenue from Mutual Fund Sales	125,977	88,506	131,441	142,640	488,564	-	488,564
8. Other Revenue	348,146	461,809	745,080	510,794	2,065,829	-	2,065,829
9. Total Revenue	478,952	553,055	883,623	664,592	2,580,222	-	2,580,222
Expenses							
11. Other Employee Compensation	463,250	527,385	786,899	598,364	2,375,898		2,375,898
12. Commissions Paid to Other	22,021	21,993	23,492	34,145	101,651		101,651
14. Regulatory Fees and Exp.	4,861	7,738	6,562	6,206	25,367		25,367
15. Other Expenses	52,722	54,855	57,275	52,100	216,952		216,952
16. Total Expenses	542,854	611,971	874,228	690,815	2,719,868	-	2,719,868
17. Net Income (Loss) Before Taxes	(63,902)	(58,916)	9,395	(26,223)	(139,646)	-	(139,646)
22. Net Income (Loss)	(63,902)	(58,916)	9,395	(26,223)	(139,646)	-	(139,646)
23. Income (Current Month)	$ -	$ -	$ -	$ 2,939	$ 2,939	$ -	$ 2,939
Statement of Changes							
1. Balance Beginning	$ 151,223	$ 112,321	$ 103,405	$ 162,800	$ 151,223	$ -	$ 151,223
A. Net Income (Loss)	(63,902)	(58,916)	9,395	(26,223)	(139,646)	-	(139,646)
B. Additions	25,000	50,000	50,000	-	125,000		125,000
2. Balance Ending	$ 112,321	$ 103,405	$ 162,800	$ 136,577	$ 136,577	$ -	$ 136,577

No material differences exist between the Net Capital calculation as included in these statements and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2008.